UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch to Host Investor Conference Call to Discuss Milestone Agreement to Acquire 500-Film Library and Other Key Achievements

Company President to Outline Strategic Business Goals for Coming Year

TORONTO--(MARKET WIRE)—April 28, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News); (TSX:PAE-LV.TO - News), one of North America's fastest growing independent film and television companies, will host a live conference call and online web cast on Monday, May 1, 2006, at Noon EST, to discuss its recent landmark agreement to acquire a 500-title film library, as well as other key business achievements to expand the Company’s revenue base and grow its US and international sales operations.

During the conference call, Peace Arch President John Flock will discuss the anticipated benefits of the recently announced acquisition of the film library of Castle Hill Productions and Dream LLC, which will bring Peace Arch one of the largest independent film libraries in the world.  Other key assets from the transaction include a first class North American television and home video sales operation, greater management depth and a consistently profitable film library with substantial distribution rights available for immediate licensing through the Peace Arch sales division.

The Company has also said the addition of the Castle Hill/Dream LLC assets are expected to greatly increase Peace Arch's revenue base, bring critical mass to its worldwide sales business, enhance its existing library value and provide a steady source of future earnings and cash flow to counter the traditionally uneven revenue profile of film and television production.

Other achievements Mr. Flock will discuss on the call include Peace Arch’s recent acquisition of KaBOOM! Entertainment, Inc. a high-profile miniseries production deal with Showtime and the continued expansion of the Peace Arch film production slate.

Mr. Flock will also respond to questions from callers.

To participate in the conference call from within the United States, callers may dial (800) 230-1074. When prompted, please tell the operator that you would like to connect to the Peace Arch Entertainment conference call. This call is free of charge. International callers may dial (612) 288-0329. An online audio simulcast of the call will also be accessible at http://65.197.1.5/att/confcast

The acquisition of Castle Hill and Dream LLC is expected to close by the end of July 2006. Upon completion of the transaction, Dream chairman Mark Balsam will join Peace Arch as head of US distribution to bolster Peace Arch's existing US distribution operations.

Among the titles in the Castle Hill/Dream libraries are The Marx Brothers' "A NIGHT IN CASABLANCA," Bruce Bereford's "BREAKER MORANT," John Sayle's "MATEWAN," the Jack Nicholson-starring films "THE SHOOTING" and "RIDE IN THE WHIRLWIND" and the Academy Award winning films "GET OUT YOUR HANDKERCHIEFS" and "THE OFFICIAL STORY."

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third-party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment Inc. banner is one of the leading distributors of DVDs and related products in Canada.

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 28, 2006	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.